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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the fiscal year ended DECEMBER 31, 1998.

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For  the transition period from ________ to ________

     Commission file number 0-11309.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               GALILEO CORPORATION
                           GALILEO PARK, P. O. BOX 550
                         STURBRIDGE, MASSACHUSETTS 01566

FINANCIAL STATEMENTS OF THE PLAN

Report of Independent Auditors.

     1.  Statements of Financial Condition.
     2.  Statements of Changes in Participants' Equity.
     3.  Notes to Financial Statements.

EXHIBIT

Consent of Ernst & Young to the incorporation by reference in the Registration Statements (Form S-8, No. 333-23345) pertaining to the Galileo Corporation Employee Stock Purchase Plan and related Prospectus of our report dated March 8, 1999, with respect to the financial statements of the Galileo Corporation Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


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                                    SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    GALILEO CORPORATION

                                                    EMPLOYEE STOCK PURCHASE PLAN

                                                    By: /s/ Josef W. Rokus
                                                        ------------------------
                                                        Josef W. Rokus
                                                        Vice President

Date: March 23, 1999


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                              FINANCIAL STATEMENTS






                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN



                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


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                               Galileo Corporation
                          Employee Stock Purchase Plan



                              Financial Statements




                  Years ended December 31, 1998, 1997 and 1996









                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Financial Condition..............................................2
Statements of Changes in Participants' Equity..................................3
Notes to Financial Statements..................................................4


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                         Report of Independent Auditors



The Employee Stock Purchase Plan Committee of
  Galileo Corporation
Galileo Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Galileo Corporation Employee Stock Purchase Plan as of December 31, 1998 and 1997, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Galileo Corporation Employee Stock Purchase Plan at December 31, 1998 and 1997, and the changes in participants' equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

March 8, 1999




                                        ERNST & YOUNG LLP


                                        By: /s/ ERNST & YOUNG LLP
                                            -------------------------




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                               Galileo Corporation
                          Employee Stock Purchase Plan



                        Statements of Financial Condition

                                                    DECEMBER 31
                                                 1998         1997
                                               --------     --------
ASSETS
Investment in Galileo Corporation common
 stock, at fair value                          $172,183     $348,947
Employee contribution receivable                 30,429            -
                                               --------     --------
Total assets                                   $202,612     $348,947
                                               ========     ========

LIABILITIES AND PARTICIPANTS' EQUITY
Participants' equity                           $202,612     $348,947
                                               --------     --------
Total liabilities and participants' equity     $202,612     $348,947
                                               ========     ========



See accompanying notes.










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                               Galileo Corporation
                          Employee Stock Purchase Plan


                  Statements of Changes in Participants' Equity


                                                    YEAR ENDED DECEMBER 31
                                               1998         1997         1996
                                            ---------    ---------     --------
Interest income                             $       -    $       3    $      55
Net unrealized gain (loss) in fair value
 of common stock                            $(230,013)   $(197,286)    $280,168
Realized gain (loss) on shares sold           (22,067)       4,140       66,231

Contributions:
   Employee                                   214,795       93,293       24,168
   Employer                                         -            -       10,142
   Forfeitures                                      -            -      (41,555)
                                            ---------    ---------     --------
Net contributions                             214,795       93,293       (7,245)

Withdrawals                                  (109,050)     (26,434)    (117,364)
                                            ---------    ---------     --------
Net increase (decrease)                      (146,335)    (126,284)     221,845

Participants' equity at beginning of year     348,947      475,231      253,386
                                            ---------    ---------     --------
Participants' equity at end of year         $ 202,612    $ 348,947    $ 475,231
                                            =========    =========    =========


See accompanying notes.










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                               Galileo Corporation
                          Employee Stock Purchase Plan


                          Notes to Financial Statements


                  Years ended December 31, 1998, 1997 and 1996



1. DESCRIPTION OF PLAN

Galileo Corporation (the Company) adopted an Employee Stock Purchase Plan (the "Plan") on June 18, 1986, pursuant to which employees purchased shares of the Company's common stock through payroll deductions and received partially matching contributions from the Company to purchase additional common stock. In addition to payroll deductions, employees were allowed to make direct contributions to the Plan.

Any full-time employee of the Company was eligible to participate in the Plan if they were at least eighteen years of age and had been employed by the Company for twelve consecutive months. In addition, any part-time employee who met the same age requirements and had been in the Company's employ for twenty-four consecutive months was eligible. Participation in the Plan was strictly voluntary. In any given year prior to January 1, 1997, the maximum amount of contributions to the Plan that a participant could make was $1,000. Matching employer contributions were made on a sliding scale as follows: 50% for the first $250, 40% for the next $250, and 30% for the final $500.

Effective January 1, 1997, the Company adopted the Galileo Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"), a Section 423 stock purchase plan. All participants in the Plan automatically (1) became participants in the Purchase Plan, and (2) became vested in all shares previously held in the Plan. The Purchase Plan is available to all employees whose customary employment is more than 20 hours per week and who have completed three months of employment with the Company. The Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Purchase Plan provides quarterly offering periods to eligible employees to purchase common stock under the Purchase Plan. The employees may make contributions to the Purchase Plan through payroll deductions, with a maximum annual contribution of $25,000 of shares of the Company's stock at a 15% discount off the lower of its fair value at the beginning of the offering period or the fair value at the applicable exercise date. An offering period is a period during which payroll deductions will be accumulated. All payroll deductions are credited to the participant's account under the Purchase Plan and are deposited with the general funds of the Company. The first offering period was January 1, 1997 through March 31, 1997. There are four offering periods each year.





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                               Galileo Corporation
                          Employee Stock Purchase Plan


                          Notes to Financial Statements



1. DESCRIPTION OF PLAN (CONTINUED)

The offering periods will begin on each January 1, April 1, July 1, and October
1. Under the Purchase Plan, a participant can have 1% to 10% of their gross pay deducted on an after-tax basis to purchase stock. There is no Company match, and a participant is 100% vested in their account at all times under the Purchase Plan.

The Purchase Plan is administered by a committee appointed by the Board of Directors of the Company.

WITHDRAWAL FROM OFFERING

A participant in an offering may withdraw from an offering as to all (but not part) of the unexercised rights granted under such offering by giving written notice of such cancellation to the Company before any exercise date. Any amounts withheld for the purchase of stock from the employee's compensation through payroll deductions will be paid to the employee, without interest, upon such withdrawal, and the rights granted with respect to the offering will be automatically terminated. A withdrawing participant may not again participate until the commencement of a new offering.

TERMINATION

Upon the termination of employment for any reason, including the death of the participant, before the date on which any rights granted under the Plan are exercisable, all such rights will immediately terminate, and amounts withheld for the purchase of common stock from the participant's compensation through payroll deductions will be paid to the participant or to the participant's estate, without interest.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Board may at any time terminate the Plan, except that no such termination may adversely affect the existing rights of participants.







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                               Galileo Corporation
                          Employee Stock Purchase Plan


                          Notes to Financial Statements



2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock of the Company are issued by the Company from shares reserved for the Purchase Plan. Shares are carried at fair value based upon the latest reported sales price. Realized gains and losses are determined on an average cost basis.

ADMINISTRATIVE EXPENSES

All expenses of the Plan are paid by the Company.

RECLASSIFICATIONS

Certain 1997 and 1996 amounts were reclassified to conform with 1998 presentation.

3. INCOME TAX STATUS

The Plan is a nonqualified plan for Internal Revenue Service purposes. Participant contributions to the Plan constitute taxable wages for the taxable year in which such contributions would have been paid to the participant. The Plan is not subject to federal income taxes. Plan participants recognize no taxable income at the time of purchase of shares. However, both ordinary income and a capital gain or capital loss may be realized upon disposition of shares by the participant.

4. REALIZED GAINS AND LOSSES

The realized gain (loss) on shares sold was determined as follows:

                                   AVERAGE                 REALIZED
                                    COST      PROCEEDS    GAIN (LOSS)
                                  --------    --------    -----------
Year ended December 31, 1996      $ 33,309    $ 99,540     $ 66,231

Year ended December 31, 1997      $  7,156    $  7,156     $  4,140

Year ended December 31, 1998      $131,061    $108,994     $(22,067)










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                               Galileo Corporation
                          Employee Stock Purchase Plan


                          Notes to Financial Statements



5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.









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